UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: December 04, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the new release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

4 December 2020

News Release

Sabine Keller-Busse to succeed Axel P. Lehmann as President UBS Switzerland

Changes effective 1 February 2021

Zurich/Basel, 4 December 2020 – Following a long and successful career at UBS, Axel P. Lehmann has decided to step down from his current roles as President Personal & Corporate Banking and President UBS Switzerland as of 31 January 2021, and will leave UBS after a transition phase ending on 31 July 2021. Lehmann further strengthened UBS’s position as the leading universal bank in Switzerland with strong operating performance, significant client growth as well as high client and employee satisfaction. As Group Chief Operating Officer from 2016 to 2017, he was instrumental in further increasing the efficiency and effectiveness of the organization and unlocking synergies for the firm. He was a member of the Board of Directors from 2009 to 2015 and was a member of the Risk Committee.

Sabine Keller-Busse, currently Group Chief Operating Officer and President EMEA, will succeed Axel P. Lehmann as President Personal & Corporate Banking and President UBS Switzerland. Since being named Group COO in January 2018, Keller-Busse has overseen significant parts of Group Functions (including global functions such as technology, operations, human resources and corporate and consulting services). She has been pivotal in implementing stronger business alignment. Keller-Busse joined UBS in 2010, first holding the role of Chief Operating Officer UBS Switzerland and then Group Head Human Resources. Prior to UBS, she led Credit Suisse’s private clients business for region Zurich and advised financial services firms across Europe as a partner at McKinsey & Company. The succession for the Group COO role will be announced at a later date.

Iqbal Khan, Co-President of Global Wealth Management, will succeed Sabine Keller-Busse as President EMEA, in addition to his current responsibilities.

Chairman Axel A. Weber: "I want to thank Axel Lehmann for his outstanding contribution over many years, first as a member of the Board of Directors and then as a member of the Group Executive Board. He has provided invaluable expertise in both roles. I wish Axel all the best for the future."

Group Chief Executive Officer Ralph Hamers: "With her strong track record in managing and transforming Group Functions as well as in facilitating business growth as President EMEA and former COO of UBS Switzerland, Sabine Keller-Busse is ideally positioned to move UBS Switzerland forward to continued success. The Swiss home market remains a key pillar of UBS's strategy, and I look forward to working with Sabine in her new role. I’d also like to thank Axel Lehmann for his strong contributions and solidifying UBS’s position as digital leader and the largest bank in Switzerland."

UBS Group AG and UBS AG , News Release, 4 December 2020                                                                                                               Page 1 of 2

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

All changes are effective 1 February 2021.

UBS Group AG and UBS AG

Investor contact

Switzerland:   +41-44-234 41 00

Media contact

Switzerland:   +41-44-234 85 00

UK:                +44-207-567 47 14

Americas:       +1-212-882 58 58

APAC:           +852-297-1 82 00

www.ubs.com/media

UBS Group AG and UBS AG , News Release, 4 December 2020                                                                                                               Page 2 of 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_ ____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  December 04, 2020